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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                    (Check one): [X] Form 10-K [ ] Form 20-F
                    [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D
                          [ ] Form N-SAR [ ] Form N-CSR

                        For Period Ended: August 31, 2005

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                        For the Transition Period Ended:
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    Read Instruction (on page 3) Before Preparing Form. Please Print or Type.
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      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION
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Full Name of Registrant

Emtec, Inc.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

572 Whitehead Road
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City, State and Zip Code

Trenton, NJ 08619
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PART II - RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

     (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE
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State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

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            On August 5, 2005, the Registrant completed its merger (the
"Merger") with DARR Westwood Technology Corp. ("Darr") pursuant to an Agreement and Plan of Merger dated July 14, 2005. As a result, the shareholders of Darr became the majority shareholders of the Registrant, the Merger was accounted for as a reverse acquisition with Darr deemed to be the accounting acquirer and the historical financial statements of the Registrant are considered to be those of Darr. In addition, Management determined to change its fiscal year end from March 31 to August 31. The integration efforts following the consummation of the Merger have required, and continue to require, significant attention and resources. As a result of the impact of the Merger and the short period of time following the closing of the Merger and the end of Registrant's fiscal year, the Registrant is unable to file its annual report on Form 10-K within the prescribed time period. Additional time is required for the preparation and auditing of the Registrant's financial statements for the fiscal year ended August 31, 2005, preparation of the Form

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10-K and the audit of certain historical financial statements of Darr, which, prior to the Merger, had been a private company.


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PART IV - OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification:

        Stephen C. Donnelly                (609)             528-8500
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           (Name)                       (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion hereof?
     [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         It is anticipated that the Registrant will report net income of approximately $585,000, or $0.06 per share, and total revenues of $163.5 million for the year ended August 31, 2005, as compared to net income of $122,281, or $0.01 per share, and total revenues of $41.6 million, and net income of $885,837, or $0.09 per share, and total revenues of $88.2 million for the periods from April 17, 2004 to August 31, 2004 (Successor Period) and from September 1, 2003 to April 16, 2004 (Predecessor Period), respectively. As previously indicated, the Registrant has not finalized its financial statements for the fiscal year ended August 31, 2005 and the foregoing estimates are subject to change.




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                                   Emtec, Inc.
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                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    November 30, 2005                       By: /s/ Stephen C. Donnelly
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                                                 Stephen C. Donnelly
                                                 Chief Financial Officer


     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other fully authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.